

December 23, 2011

Via E-mail
Mr. Leonard R. Stein-Sapir
Chief Executive Officer
Morgan's Foods, Inc.
4829 Galaxy Parkway, Suite S
Cleveland, Ohio 44128

> **Re: Morgan's Foods, Inc.**
> **Form 10-K for the fiscal year ended February 27, 2011**
> **Filed May 31, 2011**
> **File No. 001-08395**

Dear Mr. Stein-Sapir:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming you will revise your document in future filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended February 27, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10
Liquidity and Capital Resources, page 12
Critical Accounting Policies, page 17

1. We note from your balance sheet that the balance of goodwill represents approximately 20% of total assets. In this regard, we believe your discussion of your critical accounting policies should include a discussion of why the evaluation of a potential impairment of goodwill is critical and how any changes in the estimates surrounding this accounting policy may affect your financial statements. Please revise your critical accounting policies section to provide a more robust discussion regarding the evaluation of potential impairments of goodwill, which addresses the following areas:

- Types of assumptions underlying the most significant and subjective estimates;
- Sensitivity of those estimates to deviations of actual results from management's assumptions; and
- Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Quarterly Report on Form 10-Q for the fiscal quarter ended August 14, 2011

Consolidated Statements of Operations, page 2

2. We note from your statement of operations included in your Annual Report on Form 10-K that sales declined during fiscal 2011. We also note that during fiscal 2012, you continued to experience declines in revenues during both the quarter and twenty-four weeks ended August 14, 2011 as compared to comparable periods of the prior year. Given the decline in the company's sales levels in recent periods and the resultant impact on the company's income from operations and net loss for the periods, please tell us and revise your critical accounting policies disclosures to indicate whether an updated impairment analysis with respect to the company's goodwill was performed by the company at August 14, 2011 pursuant to the guidance in ASC 350-20-35-30. If not, please explain whether the company's actual results for the twenty-four weeks ended August 14, 2011 are in line with the company's expectations and with the projections used in the company's most recently completed impairment analysis. To the extent an interim impairment analysis was performed, please explain why an impairment charge was not necessary. Your response should include all relevant assumptions used in preparing this impairment analysis and should explain in detail why no impairment charge was determined to be necessary with regard to your goodwill. If no interim impairment analysis was performed, please tell us why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief